
Mail Stop 4720

November 17, 2015

Via E-mail
Mark L. Rockefeller
Chief Executive Officer
StreetShares, Inc.
1985 Isaac Newton Square West, Suite 103
Reston, VA 20190

> **Re: StreetShares, Inc.**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted November 3, 2015**
> **CIK No. 0001607838**

Dear Mr. Rockefeller:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your responses to comments 1, 4 and 10 that your Platform will provide information about available small business loans and borrowers, such as photographs, locations, business information and specific loans requested, and that investors in your note offering will be directed to your Platform to determine which specific small business loans, if any, they wish to fund with the proceeds of their investment in your offering. As such, we are concerned that your offering as currently contemplated does not appear to be a continuous offering, but instead, appears to be a delayed offering because all the information that investors would need to make an investment decision would not be included in the offering circular at the time of its qualification. Rule 251(d)(3) of Regulation A provides the circumstances under which you can conduct a delayed

offering. Please tell us why you believe your offering would be permitted under the rule or revise your offering circular accordingly to comply with the federal securities laws.

Part I—Notification

Item 1. Issuer Information – Financial Statements

2. We note certain inconsistencies in the balance sheet information presented in Item 1 compared to that presented in your consolidated financial statements beginning on page F-3. For example, the issuer information section includes a line item labeled "investment securities" in the amount of $2,003,686 compared to the consolidated financial statements which is labeled "loans, net." Please revise to ensure that the balance sheet and income statement information provided is consistent and accurate.

Part II—Information Required in Offering Circular

Use of Proceeds, page 14

3. We note your revisions on pages 14, 15 and 17. Please disclose whether the proceeds from your offering may be used to fund additional portions of the loans listed for funding on your platform, to recoup any portion of an investment that you have already made or both.

Securities Being Offered, page 28

4. We note your response to comment 2 that you do not intend to rely on Rule 253(b) because "[a]ll pricing information that is enumerated in Rule 253(b) will be included in the Offering Statement at the time of qualification." However, we also note reference to offering circular supplements throughout your offering circular, including references to offering circular supplements for "a complete description of the securities being offered." Please revise to address this apparent discrepancy.

5. We note your response and revisions in response to comment 2. Please disclose the potential interest rates and maturities for each series of your StreetShares Notes. Please refer to Rule 253(a) and Item 14(b)(1) of Part II of Form 1-A.

Plan of Distribution

Alternative Distribution of StreetShares Notes, page 29

6. We note your response and revisions in response to comment 2, as well as your disclosure under Item 5 of Part I of your Form 1-A. Please delete your alternative plan of

distribution on pages 29 and 30 as this disclosure does not appear to apply to your offering as currently contemplated.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

7.   Please revise to include a footnote describing the structure, terms and conditions of the member payment dependent notes (MPDNs) or "Payable to investors," as labeled on your balance sheet, including their dependence upon the repayment of the associated borrower loan(s), if applicable, and the underlying accounting for these notes.

Allowance for Loan Losses, page F-8

8.   Please tell us and revise to clarify if you estimate your allowance for loan losses based on losses incurred at the balance sheet date or based on losses expected over the life of the loan.

9.   We further note that you allocate your estimated allowance for loan losses between loans funded by the Company and loans funded by investors. Please tell us and revise you disclosures to clarify the following:

   • How you allocate the amount of estimated allowance for loan losses between portions of loans funded by the Company and those funded by investors;

   • How charge-offs and recoveries are expected to impact the allowance for loan losses allocable to the Company funded loans and investor funded loans.

Part III—Exhibits

Index to Exhibits

10.   Please provide an updated consent from the independent public accountant in the amendment. Refer to Item 17 of Form 1-A.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Brian S. Korn, Esq.